FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Stream Communications Network & Media Inc.

1400 – 400 Burrard Street

Vancouver, BC, V6C 3G2

Item 2

Date of Material Change

August 15, 2005

Item 3

News Release

August 15, 2005 news release, posted on SEDAR, disemmination by Stockwatch,  Market News Publishing

Item 4

Summary of Material Change

Changes to the Board of Directors

Item 5

Full Description of Material Change

See attached news release dated August 15, 2005

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A.

Item 7

Omitted Information

N/A.

Item 8

Executive Officer

Casey Forward, CFO

(604) 669-2826

Item 9

Date of Report

January 16, 2006

August 15, 2005

                         Symbol:OTCBB– SCNWF

        FOR IMMEDIATE RELEASE

STREAM ANNOUNCES CHANGES TO THE BOARD OF DIRECTORS

VANCOUVER, CANADA – August 15, 2005 - Stream Communications Network & Media Inc. (OTCBB:SCNWF) announces changes to the Board of Directors today.  Effective immediately existing Board member Mr. Robert Wussler has accepted the position of Chairman of the Board and concurrently, Chief Financial Officer Mr. Casey James Forward has been appointed as a Director of the Company.

In addition Mr. Stan Lis has resigned from his position as President, CEO and Director and will be taking a leave of absence for personal reasons.  Vice President of Corporate Affairs Iwona Kozak has been appointed to serve as interim President.

Effective immediately the Company Board of Directors is as follows:

Robert J. Wussler

Chairman of the Board, Director

Iwona Kozak

President, Director

Adam Wojcik

COO, Vice President Business Development, Director

Casey Forward

CFO, Vice President Corporate Finance, Director

Mike Young

Secretary, Director, Corporate Development

Robert Wooldridge

Director

“Stream is well positioned to continue its growth in market share while increasing revenues and shareholder value.  Utilizing the talent of all members of the Board in bringing the Company to the next level of growth is my top priority,” said Ms. Kozak.

About Stream

Stream is a broadband cable company and offers cable TV, high-speed Internet and VoIP services in Poland.  Currently the 8th largest cable communications company with 58,500 subscribers. Stream is one of the principal consolidators of the cable communications sector in Poland and is a leading cable TV operator and Internet provider in the densely populated markets of Southern Poland.  Stream entered the cable market in 2000 and has offices in Krakow and Vancouver.

For further information, please contact:

Mike Young, Corporate Development

tel. 604-669-2826

toll free. 1-800-704-9649

e-mail: mike.young@streamcn.com

Safe harbor for Forward-Looking Statements:

Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include general economic and business conditions, the ability to acquire and develop specific projects, the ability to fund operations and changes in consumer and business consumption habits and other factors over which Stream Communications Network and Media Inc. has little or no control.